Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands, except ratio)
Income before income taxes and cumulative effect of change in accounting principle, but after noncontrolling interest	$768,527	$894,842	$731,617	$951,477	$693,512
Add:
Portion of rents representative of the interest factor	17,642	15,818	15,424	15,066	14,917
Interest expense	147,297	140,896	130,946	128,174	123,177

Income as adjusted	$933,466	$1,051,556	$877,987	$1,094,717	$831,606

Fixed charges:
Interest expense	$147,297	$140,896	$130,946	$128,174	$123,177
Portion of rents representative of the interest factor	17,642	15,818	15,424	15,066	14,917

Total	$164,939	$156,714	$146,370	$143,240	$138,094

Ratio of Earnings to Fixed Charges	5.7	6.7	6.0	7.6	6.0